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                                  UNITED STATES
                        SECURITIES AND EXHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         International Steel Group, Inc.
                         -------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    460377104
                         -------------------------------
                                 (CUSIP Number)

                                December 17, 2003
     -----------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [X] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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------------------                                           -------------------
CUSIP NO. 46037710                         13G                 Page 2 of 4 Pages
------------------                                           -------------------

--------------------------------------------------------------------------------
 1.   Name of Reporting Persons.
      I.R.S. Identification No. of Above Persons (entities only)

            Howard Hughes Medical Institute

            IRS Identification No. 59-0735717

--------------------------------------------------------------------------------
 2.  Check the Appropriate Box If a Member of a Group:  Not Applicable

                                                                (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization      Delaware

--------------------------------------------------------------------------------
                     5.   Sole Voting Power        8,209,807
   NUMBER OF
    SHARES         -------------------------------------------------------------
 BENEFICIALLY        6.   Shared Voting Power
   OWNED BY
     EACH          -------------------------------------------------------------
  REPORTING          7.   Sole Dispositive Power    8,209,807
    PERSON
     WITH          -------------------------------------------------------------
                     8.   Shared Dispositive Power

--------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

      8,209,807
--------------------------------------------------------------------------------
10.   Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)   8.42

--------------------------------------------------------------------------------
12.   Type of Reporting Person

      EP
--------------------------------------------------------------------------------

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SCHEDULE 13G

Item 1(a)       Name of Issuer:  International Steel Group, Inc.

1(b)     Address of Issuer's Principal Executive Offices:
                3250 Interstate Drive, Richfield, Ohio  44286

Item 2(a)       Name of Person Filing:   Howard Hughes Medical Institute

         2(b)   Address of Principal Business Office or, if none, Residence:
                4000 Jones Bridge Road, Chevy Chase, MD 20815-6789

         2(c)   Citizenship:  Delaware corporation

         2(d) Title of Class of Securities: Common Stock, par value $0.01 per share

         2(e)   CUSIP Number: 460377104

Item 3          If this statement is filed pursuant to Rules 13d-1(b) or 13d-2
(b) or (c), check whether the person filing is a:

         (a)    [_]    Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o);

         (b)    [_]    Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
78c);

         (c)    [_]    Insurance company as defined in section 3(a)(19) of the
Act (15 U.S.C. 78c);

         (d)    [_]    Investment company registered under section 8 of the
Investment Company Act of 1940 (15 U.S.C. 80a-8);

         (e)    [_]    An investment adviser in accordance with
(S).240.13d-1(b)(1)(ii)(E);

         (f) [X ] An employee benefit plan or endowment fund in accordance with
(S).240.13d-1(b)(1)(ii)(F);

         (g)    [_]    A parent holding company or control person in accordance
with (S).240.13d-1(b)(1)(ii)(G);

         (h)    [_]    A savings associations as defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)    [_]    A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)    [_]    Group, in accordance with (S).240.13d-1(b)(1)(ii)(J).

Item 4(a)       Amount beneficially owned: 8,209,807

         4(b)   Percent of Class: 8.42%

                                       -3-

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         4(c) Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote: 8,209,807

                  (ii)  shared power to vote or to direct the vote:

                  (iii) sole power to dispose or to direct the disposition of:
8,209,807

                  (iv)  shared power to dispose or to direct the disposition of:

Item 5   Ownership of Five Percent or less of a Class:

                  If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6   Ownership of more than Five Percent on behalf of another person:

         Not applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

         Not applicable

Item 8   Identification and Classification of Members of the Group:

         Not applicable

Item 9   Notice of Dissolution of Group:

         Not applicable

Item 10  Certifications:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                         HOWARD HUGHES MEDICAL INSTITUTE

                                         By:/s/ Gregory A. Hazlett
                                            ____________________________________
                                         Name:  Gregory A. Hazlett
                                         Title: Acting Chief Investment Officer

Dated: January 7, 2004

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